File No. 811-23957

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Application Pursuant to Section 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”) and Rule 17d-1 Thereunder FOR AN ORDER PERMITTING Certain Joint Transactions Otherwise Prohibited
by Section 17(d) and 57(a)(4) of the Act and
Rule 17d-1 THEREUNDER

In the Matter of the Application of:

OneAscent Capital Opportunities Fund

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

OneAscent Capital LLC

23 Inverness Center Parkway,
Birmingham, AL 35242

Bonaventure Capital, LLC

820 Shades Creek Parkway Ste 1200,

Birmingham, AL 35209

Investment Research Partners, LLC

801-1 Pike Street, Lemont, PA 16851

and

OAC Evergreen I, LLC
OneAscent Capital Impact Fund I, LP
Treble Range Partners III, LLC

PLEASE DIRECT ALL REGARDING THIS
APPLICATION TO:

JoAnn M. Strasser, Esq.
Thompson Hine LLP
41 South High St., Suite 1700
Columbus, OH 43215
JoAnn.Strasser@thompsonhine.com

Richard R. Gerlach, Esq.
Thompson Hine LLP
20 N. Clark St., Suite 3200
Chicago, IL 60602
Randy.Gerlach@thompsonhine.com

WITH A COPY TO:

John Siverling
OneAscent Capital LLC
23 Inverness Center Parkway,

1

Birmingham, AL 35242
jsiverling@oneascent.com

Page 1 of 15 sequentially numbered pages

As filed with the Securities and Exchange Commission on May 30, 2025

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TABLE OF CONTENTS

SUMMARY OF APPLICATION	4
A. Defined Terms	5
II. General Description of the Applicants	8
A. OACOX	8
B. Regulated Funds	9
C. OneAscent Capital LLC	9
D. Bonaventure	9
E. IRP	9
III. ORDER REQUESTED	9
A. Applicable Law	10
B. Need for Relief	11
C. Conditions	12
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.	12
IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED	14
A. Potential Benefits	14
B. Shareholder Protections	14
V. PROCEDURAL MATTERS	14

Schedules

Schedule A List of Existing Affiliated Investors

EXHIBITS

Exhibit A Resolutions of the Board of Trustees of OneAscent Capital Opportunities Fund

Exhibit B Verifications.

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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

ONEASCENT CAPITAL OPPORTUNITIES FUND

ONEASCENT CAPITAL LLC

BONAVENTURE CAPITAL, LLC

INVESTMENT RESEARCH PARTNERS, LLC

AND

OAC EVERGREEN I, LLC
ONEASCENT CAPITAL IMPACT FUND I, LP
TREBLE RANGE PARTNERS III, LLC

APPLICATION PURSUANT TO SECTION 17(D) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) AND RULE 17D-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(D) AND 57(A)(4) OF THE ACT AND RULE 17D-1 THEREUNDER

Investment Company Act of 1940

File No. 811-23957

I.               SUMMARY OF APPLICATION

OneAscent Capital Opportunities Fund (“OACOX”) and its related entities identified in Section I.B below (the “Applicants”), herby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 under the Act authorizing certain joint transactions that otherwise would be prohibited by Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund (as defined below) (or any Wholly Owned Investment Subsidiary (as defined below) of such Regulated Fund), and one or more other Regulated Funds (or any Wholly Owned Investment Subsidiary of such Regulated Fund) and/or one or more Affiliated Investors (as defined below), to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act (the “Co-Investment Program”).2

All existing entities that currently intend to rely on the Order have been named as Applicants (as defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth below in this Application (the “Conditions”).

•	OACOX is a recently organized Delaware Statutory Trust that that will operate as a continuously offered, diversified, closed-end management investment company that is operated as an interval fund registered under the Act.

1 Unless otherwise indicated, all section references herein are to the Act.

2 No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the Act, and no entity that relies on another such order of the Commission will rely on this Order.

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•	OneAscent Capital LLC, (the “Existing Adviser”) a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) that serves as investment adviser to OACOX pursuant to an advisory agreement (the “Investment Management Agreement”), approved by the Board, including a majority of the Independent Trustees of the Fund, and by the Fund’s initial sole shareholder, in the manner required by Sections 15(a) and (c) of the Act.
•	Bonaventure Capital, LLC, (“Bonaventure”) an Alabama limited liability company registered as an investment adviser under the Advisers Act and was appointed to serve as an investment sub-adviser to the Fund pursuant to an investment sub-advisory agreement with the OneAscent (the “Bonaventure Agreement”).
•	Investment Research Partners, LLC (“IRP”) a Pennsylvania limited liability company registered as an investment adviser under the Advisers Act that was also appointed to serve as an investment sub-adviser to the Fund pursuant to an investment sub-advisory agreement with the OneAscent (the “IRP Agreement”).
•	Existing Affiliated Investors (as defined below).

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action letters.3

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

A.	Defined Terms

“Adviser” means any OneAscent Adviser, any Bonaventure Adviser, and any IRP Adviser (defined below).

“Affiliated Investor” means any Existing Affiliated Investor, Future Affiliated Investor, or any OneAscent Proprietary Account (as defined below).

“Applicants” means the entities described in Section I.B.

“BDC” means a business development company under the Act. Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Board” means the board of trustees (or the equivalent) of the applicable Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Advisers to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, corporate headquarters, location of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Advisers to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Trustees (defined below). The Independent Trustees of a Regulated Fund may at any time rescind, suspend, or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

3 See the JT No-Action Letter (as defined below).

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“Bonaventure Adviser” means (a) Bonaventure and its successors4 and (b) any future investment adviser that is controlled by or under common control with Bonaventure or any successor in interest to any such entity and is registered as an investment adviser under the Advisers Act.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Investors and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Subsidiary (defined below)) participated together with one or more Affiliated Investors and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

“Eligible Trustees” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Existing Affiliated Investors” means investment funds (i) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) rely on Rule 3a-7 under the Act; (ii) that intends to participate in the Co-Investment Program; and (iii) whose investment adviser (and investment sub-adviser, if any) is a OneAscent Adviser or an affiliate of a OneAscent Adviser. A list of the Existing Affiliated Investors is included on Schedule A hereto.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Investor, (x) an additional investment in the same issuer in which the Affiliated Investor and at least one Regulated Fund are currently invested; or (y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Investor does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) controls, is controlled by or is under common control with a OneAscent Adviser, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Fund (defined below) or a subsidiary of a Regulated Fund

“Future Affiliated Investor” means any entity (I) whose investment adviser is a OneAscent Advisor or an affiliate of OneAscent Advisor (II) that either (A) would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, or (B) relies on Rule 3a-7 exemption from investment company status, (III) for which the Sub-Advisers (as defined below) and any entity controlling, controlled by, or under common control with either Sub-Adviser, acts as a sub-adviser, and (IV) that intends to participate in the Co-Investment Program.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser or affiliate of an Advisor, and (c) that intends to participate in the Co-Investment Program.

“Independent Trustee” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Trustee of a Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership in one of the Regulated Funds.

4 The term successor, as applied to the Existing Adviser and each Sub-Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

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“IRP Adviser” means (a) IRP and its successors5 and (b) any future investment adviser that is controlled by or under common control with IRP or any successor in interest to any such entity and is registered as an investment adviser under the Advisers Act.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means a Regulated Fund’s its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and its most current report to stockholders.

“OneAscent Adviser” means (a) the Existing Adviser and its successors6 and (b) any future investment adviser that is controlled by or under common control with the Existing Adviser or any successor in interest to any such entity and is registered as an investment adviser under the Advisers Act.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Investors and/or one or more other Regulated Funds (or its Wholly Owned Investment Subsidiary) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Investors and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction.

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or
(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Investor or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Funds and any Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“Sub-Adviser” means Bonaventure or IRP and each’s respective successors8 and any entity controlling, controlled by, or under common control with the Sub-Advisers.

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

5 See note 4, above

6 See note 4, above.

7 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

8 See note 4, above.

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(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;
(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and
(iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Subsidiary” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary (defined below), maintains a license under the SBA Act (defined below) and issues debentures guaranteed by the SBA (defined below)); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions (as defined below) to this application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act. The term “SBIC Subsidiary” means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company.

II.             General Description of the Applicants

A.	OACOX

OACOX is a Delaware statutory trust that is registered under the Act as a diversified, closed-end management investment company and that will operate as an interval fund.

OACOX’s principal investment objective is to achieve a blended return of income and capital appreciation, with special consideration given to investments that it believes will make an impact according to its values driven investment philosophy.

OACOX aims to achieve its objective by investing in a wide range of private markets through the dynamic use of its proprietary evaluation process. OACOX allocates capital primarily across a wide range of private markets. The private markets in which the OACOX invests are: (i) private equity, (ii) venture capital, (iii) private credit, and (iv) real estate and real assets. The types of investments OACOX utilizes to invest in private markets are (i) direct investments in the equity and/or debt securities of private companies; and (ii) indirect investments through professionally managed funds, including the securities of private investment companies that invest primarily in private markets (“Underlying Funds”). The Existing Adviser seeks to identify investments that it believes will make an impact on the world according to its values-driven investment philosophy and to provide the potential for high returns, consistent income, liquidity, or a combination thereof. OACOX limits its investments in Underlying Funds that would be investment companies under the Act but for the exemptions provided by Sections 3(c)(1) or 3(c)(7) of the Act to 15% of the portfolio’s total assets.

OACOX may employ leverage, including borrowing from banks, in an amount of up to 33 1/3% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). OACOX is authorized to borrow money to satisfy repurchase requests from shareholders, and to otherwise provide OACOX with temporary liquidity.

Pending the full investment of net proceeds from the offering, assets that cannot be invested promptly in accordance with the OACOX’s principal investment strategy will be invested in cash, cash equivalents, money market funds, short-term, high quality fixed-income securities, mutual funds and exchange traded funds (“ETFs”), as well as other mutual funds and ETFs that invest in REITs or commodities and/or use managed futures strategies, long/short equity strategies, arbitrage strategies, or event-driven strategies.

B.	Regulated Funds
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It is anticipated that the Existing Adviser will periodically determine that certain investments recommended for a Regulated Fund would also be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Investors. Such a determination may result in a Regulated Fund, one or more other Regulated Funds and/or one or more Affiliated Investors co-investing in certain investment opportunities.

Membership of each Regulated Fund’s Board will comply in all respects with the requirements of the Act, including with respect to the Independent Trustees. No Independent Trustee of a Regulated Fund or any Future Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any issuer whose securities would be acquired in a Co-Investment Transaction.

C.	OneAscent Capital LLC

OneAscent, a Delaware limited liability company registered as an investment adviser under the Advisers Act that serves as investment adviser to OACOX pursuant to the Investment Management Agreement approved by the Board, including a majority of the Independent Trustees in the manner required by Sections 15(a) and (c) of the Act. Under the Investment Management Agreement, and subject to the authority of the Board, the OneAscent is responsible for the management of OACOX and supervises the activities of the Sub-Advisers. In addition, OneAscent provides the necessary personnel for servicing and managing OACOX.

D.	Bonaventure

Bonaventure, an Alabama limited liability company registered as an investment adviser under the Advisers Act and was appointed to serve as an investment sub-adviser to OACOX pursuant to the Bonaventure Agreement. Bonaventure provides ongoing research, opinions and recommendations of investments private equity, venture capital, real estate and real assets, and private credit with respect to direct investments for OACOX.

E.	IRP

IRP, a Pennsylvania limited liability company registered as an investment adviser under the Advisers Act that was also appointed to serve as an investment sub-adviser to OACOX pursuant to the IRP Agreement. IRP provides ongoing research, opinions and recommendations of investments private equity, venture capital, real estate and real assets, and private credit with respect to OACOX’s investments in Underlying Funds.

III.           ORDER REQUESTED

Applicants request the Order of the Commission under Sections 17(d) and 57(i) of the Act, and Rule 17d-1 under the Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Investors.

The Regulated Funds and the Affiliated Investors seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) or Section 57(a)(4) of the Act and Rule 17d-1 under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Investors to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Investors to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Applicable Law
1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting

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any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

  Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

  Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,9 or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund controls the fund, absent compelling evidence to the contrary.10

2.	Rule 17d-1

Rule 17d-1 under the Act generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

9 Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

10 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

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Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) under the Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.11 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d), “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”12 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”13

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

B.	Need for Relief

Co-Investment Transactions are prohibited by either or both Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Because OneAscent is the investment adviser to, and may be deemed to control the Regulated Fund, the Sub-Advisers are the investment sub-advisers to the Regulated Fund, and the Advisers or their affiliates are or will each be the investment adviser of one or more of the Affiliated Investors, the Regulated Funds and Affiliated Investors may be deemed to be a person related to each other Regulated Fund in a manner described by Section 17(d) and therefore would be prohibited by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore, the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Investors from participating in Co-Investment Transactions with the Regulated Fund.

Further, because the Wholly Owned Investment Subsidiaries are or will be controlled by the Regulated Fund, the Wholly Owned Investment Subsidiaries would be subject to Section 17(d), and thus would also be subject to Section 17(d) and/or Section 57(b), as applicable, and also prohibited from participating in the Co-Investment Program. The Regulated Fund would also be related to each other in a manner described by Section 17(d) or Section 57(b) and also prohibited from participating in the Co-Investment Program

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.	Same Terms. With respect to any Co-Investment Transaction, a Regulated Fund, and Affiliated Investor participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Investor may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio

11 See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

12 Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

13 H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

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company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14

2.	Existing Investments in the Issuer. Prior to a Regulated Fund participating in a Co-Investment Transaction a security of an issuer in which an Affiliated Investor has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Investor; and (ii) the Regulated Fund and each other Affiliated Investor holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.	Related Expenses. Any expenses associated with participating in, holding or disposing of securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser or Sub-Advisers, will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17

4.	No Remuneration. Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by the Adviser, Sub-Advisers and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser or Sub-Advisers pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser or Sub-Advisers at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Investor, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, or Sub-Advisers, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Investors.

5.	Co-Investment Policies. The Advisers (and each Affiliated Investor that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to each Regulated Fund; and (ii) the Adviser or Sub-Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). The Advisers (and each Affiliated Investor that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Fund of any material changes thereto.19

6.	Dispositions.

(i)    Prior to any Disposition by an Affiliated Investor of a security acquired in a Co-Investment Transaction, the

14 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board

15 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

16 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings

17 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

18 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

19 The Affiliated Investors may adopt shared Co-Investment policies.

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Advisers to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Investors participating in such Disposition.

(ii)   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Investor holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.

7.	Board Oversight.

(i)    Each Regulated Fund’s trustees will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(ii) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(iii)        At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (ii) above.

(iv)        Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(v)     The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (ii) above that a Regulated Fund’s chief compliance officer considers to be material.

8.	Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9.	In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule

IV.           STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections set forth in this Application.

A.	Potential Benefits
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In the absence of the relief sought hereby, in many circumstances, the Regulated Fund may be limited in their ability to participate in attractive and appropriate investment opportunities. For example, because the Regulated Fund will invest in private investments that may in many instances be negotiated, the Applicants cannot rely upon existing no-action relief provided by the staff of the U.S. Securities and Exchange Commission Division of Investment Management which might otherwise permit certain co-investments under Section 17(d). Section 17(d), Section 57(a)(4), and Rule 17d-1 of the Act should not prevent BDCs and registered investment companies from making investments that are in the best interests of their shareholders.

The Board, including the Independent Trustees, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders. The Board of the Regulated Fund, including the Independent Trustees of such Regulated Fund, also has determined that it is in the best interests of the Regulated Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Regulated Fund, the Adviser and counsel to use all appropriate efforts to accomplish such goal.

B.	Shareholder Protections

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Advisers negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require the Advisers to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.             PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the cover page of this Application. The Applicants further state that all written communications concerning this Application should be directed to the address set forth on the cover page. The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without a hearing being held.

Pursuant to Rule 0-2(c)(1) under the Act, the Applicants state that under the provisions of the Applicants’ governing instruments, the responsibility for the management of their affairs and business is vested in their officers or other governing body, as applicable. The Applicants represent that the undersigned individuals are authorized to file this Application in their name and on their behalf.

The Applicants named below have each caused this Application to be duly signed on their behalf on the 30th day of May 2025. The certification required by Rule 0-2(c)(1) under the Act is attached as Exhibit A of this Application and the verification required by Rule 0-2(d) under the Act is attached as Exhibit B of this Application.

VII.       REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act granting the Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

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* * * * *

Signature Page Follows

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OneAscent Capital Opportunities Fund

Dated: May 30, 2025

By: /s/ Martin R. Dean
Name: Martin R. Dean
Title: President

OneAscent Capital LLC

Dated: May 30, 2025

By: /s/ John Siverling
Name: John Siverling
Title: President

Bonaventure Capital, LLC

Dated: May 30, 2025

By: /s/ Steve Dauphin
Name: Steve Dauphin
Title: President

Investment Research Partners, LLC

Dated: May 30, 2025

By: /s/ Martin Wildy
Name: Martin Wildy
Title: Partner

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Schedule A

Existing Affiliated Investors

OAC Evergreen I, LLC
OneAscent Capital Impact Fund I, LP
Treble Range Partners III, LLC

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EXHIBIT A

Resolutions of the Board of Trustees of OneAscent Capital Opportunities Fund (the “Fund”)

Approval to File Co-Investment Application with the SEC

WHEREAS, the Board deems it advisable and in the best interest of the Fund to file with the SEC an application for an order pursuant to Sections 17(d), 57(c) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the SEC an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and

FURTHER RESOLVED, that the officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Officers shall deem necessary or desirable in order for the Fund to accomplish their investment objectives, in such form and accompanied by such exhibits and other documents as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the officer or officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the officer or officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the

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foregoing matters shall conclusively establish the officer’s or officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

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EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached application dated May 30, 2025, for and on behalf of OneAscent Capital Opportunities Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Martin R. Dean
Name: Martin R. Dean
Title: President

The undersigned states that he has duly executed the attached application dated May 30, 2025, for and on behalf of OneAscent Capital LLC. in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John Siverling
Name: John Siverling
Title: President

The undersigned states that he has duly executed the attached application dated May 30, 2025, for and on behalf of Bonaventure Capital, LLC. in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Steve Dauphin
Name: Steve Dauphin
Title: President

The undersigned states that he has duly executed the attached application dated May 30, 2025, for and on behalf of Investment Research Partners, LLC. in his capacity as Partner of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Martin Wildy
Name: Martin Wildy
Title: Partner

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The undersigned states that he has duly executed the attached Application dated May 30, 2025, for and on behalf of the Existing Affiliated Investors listed on Schedule A in his capacity as indicated below of such entities, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Existing Affiliated Investors

OAC Evergreen I, LLC

OneAscent Capital Impact Fund I, LP

Treble Range Partners III, LLC

By: /s/ John Siverling
Name: John Siverling
Title: President